Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 37 pages.

om LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Monday September 29, 2003.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

03032810

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	24 September, 2003	Company Announcement: Safety Scalpel Granted FDA Clearance
2	25 September, 2003	Company Announcement: Final Year Accounts
3	29 September, 2003	Company Announcement: Correction to Previous Announcement
4	29 September, 2003	Company Announcement: Appendix 3Y- Change in Directors Interest Notice
5	29 September, 2003	Company Announcement: Appendix 3Y- Change in Directors Interest Notice
6	29 September, 2003	Company Announcement: Appendix 3Y- Change in Directors Interest Notice

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

03 OCT 27 AM 7:21

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

dw 10/27

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

24 September 2003

Safety Scalpel Granted FDA Clearance

Occupational & Medical Innovations Limited (OMI) is pleased to announce that the US Food and Drug Administration (FDA) has given clearance to market its Safety Scalpel throughout the United States of America.

In the United States, medical devices are subject to the general controls of the Federal Food Drug & Cosmetic (FD&C) Act, which are contained in the final procedural regulations in Title 21 Code of Federal Regulations Part 800-1200 (21 CFR Parts 800 - 1299). These controls are the baseline requirements that apply to all medical devices necessary for marketing, proper labelling and monitoring its performance once the device is on the market.

With FDA clearance, OMI's Safety Scalpel will make its commercial debut in the next few weeks. Personna Medical, a division of the American Safety Razor Company will distribute the award winning scalpel throughout the USA, Canada, Mexico & the Caribbean.

OMI's first sales order from Personna Medical is already pre-sold and is ready for distribution.

The scalpel already has approval from the Therapeutic Goods Administration (TGA) in Australia and will be released throughout the Australian market in the next few weeks.

Bruce Kiehne
Managing Director

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ACN 091 192 871

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ACN 091 192 871

DIRECTORS' REPORT

Your Directors submit the following report for the year ended 30 June 2002.

Directors

The directors of the parent entity in office at any time during or since the financial year:

Dr John Taske MB, BS (Qld), D.T.M.&H. (R.C.S. (Eng) R.C.P. (Lond)), F.F.A.R.A.C.S., F.A.N.Z.C.A., Chairman

Dr Taske is a Medical Specialist in the field of Anaesthesia. His basic medical degree was gained through the University of Queensland. He holds a further qualification in Tropical Medicine from the University of London.

Dr Taske resigned with the rank of Colonel from the Australian Regular Army after 16 years of service. Thirteen months of this service was spent in Vietnam as a Regimental Medical Officer with a further three years in the Australian Special Air Service Regiment (SAS). He successfully attended Joint Services Staff College during his service.

Former positions held by Dr Taske include Director of Anaesthesia at the Princess Alexandra Hospital, Brisbane. Presently, he is a member of the Australian and New Zealand College of Anaesthetists, the Australian Society of Anaesthetists, the Australian Medical Association and the Australian Academy of Medicine and Surgery. He also serves on the Australian Pharmaceutical Advisory Council (APAC).

Dr Taske has been closely associated with Mr Bruce Kiehne for three years and has advised on modifications to Mr Kiehne's medical inventions during their developmental phase.

William Allan Grady, Director (Resigned January 2002)

Mr William Grady is the Finance Director of the Motorama Group, a diversified Motor Dealer on the South-side of Brisbane. Bill has been closely involved in the success and growth of Motorama for twenty-seven years and is also a member of the Investment Committee of MTQ Insurance Limited.

Bruce Kiehne - Managing Director

Mr Bruce Kiehne has been employed in the heavy machinery and vehicle maintenance industry for many years. He designed and constructed his first racing car at the age of fourteen and went on to hold a number of Championships in various classes.

In 1989, Bruce was commissioned to design and construct a Brisbane manufacturing plant to produce automotive products. This required the design of tooling and equipment used in the product manufacture.

For the past 5 years Mr Kiehne has been involved in design and development of products for the Medical and Workplace Safety Industries.

David Jenkins B. Com, CPA, MAICD - Director

Mr Jenkins has over 30 years experience in commercial business activities, specialising in the finance arena. Mr Jenkins has gained his expertise in a wide range of commercial industries ranging from multinational operations in Australia and overseas to small privately owned companies in technology operations.

Michael Hayne - Director

Michael was admitted as a Solicitor of the Supreme Court in Queensland in 1974, and subsequently as a Solicitor of the High Court of Australia. In 1976, he was admitted as a Partner of the firm of Nicholsons. His areas of practice include Corporate and Commercial Law and general business consultancy. He is a member of the Australian Institute of Company Directors.

Roderick William Siller BE – Director (Resigned December 2002)

Rod Siller has worked in the Mining and Oil Industries both domestically and internationally. Over the last ten years he has worked for the Schlumberger Group of Companies and Sperry-Sun International (part of the Dresser Industries Group) who are leaders in Oilfield Technology and Research.

Although previously specialising in the resources sector, Rod has interests in several listed public companies.

Lawrence Litzow – Director (Appointed July 2003)

Lawrence offers years of experience in public and corporate fields ranging from being a member of the Small Business Council advising the Federal Minister for Small Business of the day, to public company directorships in diverse industries. Lawrence is a chartered accountant by profession however has spent the last 14 years in the corporate arena.

Review of Operations and Results of Operations

The consolidated operating profit after income tax for the financial year ended 30 June 2003 was a loss of $2,192,036 (2002: $2,578,531).

Significant Changes in the State of Affairs

There were no significant changes in the state of affairs of the company during the year other than as detailed under review and results of operations.

Principal Activities

The principal activities of the consolidated entity during the year were the acquisition and development of safety equipment used in the Medical Industry.

Significant after Balance Date Events

There are no matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the company and consolidated entity, the results of those operations or the state of affairs of the company and consolidated entity in future financial years other than the appointment of Mr L. Litzow as a director of the company in July 2003.

Likely Future Developments and Expected Results

The particular information required by sub-section 299(1) (e) of the Corporation Act 2001 has been omitted from the report because the directors believe that it would result in unreasonable prejudice to the consolidated entity.

Performance in Relation to Environmental Regulation

There has been no matter either during or since the end of the financial year which in the opinion of the directors would give rise to any conflict with the provisions of existing environmental regulation.

Dividends Paid or Recommended

There has been no dividend paid or recommended during or since the financial year.

Directors Meetings

Number of directors meetings held during the financial year was:

Name of Director	Meetings held during the period whilst holding office	Meetings attended
J Taske	12	12
W Grady (Resigned January 2003)	6	6
B Kiehne	12	12
D Jenkins	12	11
M Hayne	12	12
R Siller (Resigned December 2002)	5	2
L Litzow (Appointed July 2003)	-	-

The Audit Committee comprising D Jenkins and W Grady (resigned) met twice during the year.
The Compliance Committee comprising J Taske, D Jenkins and M Hayne met once during the year.
The Remuneration Committee comprising J Taske, W Grady (resigned) and M Hayne met once during the year.

Interests of Directors

At the date of this report the following interests in ordinary shares were held by directors:

Name of Director	Ordinary Shares
J Taske	669 900
B Kiehne	9 079 410
D Jenkins	370 000
M Hayne	81 000
L Litzow	-

Emoluments of Directors and Senior Executive Officers

Details of the nature and amount of each major element of the emoluments of each director of the company and the officers of the company and the consolidated entity are:

Director	Basic Emoluments	Non-Cash Benefits	Superannuation	Total
J Taske	36 000	-	-	36 000
B Kiehne	150 181	16 547	11 356	178 084
D Jenkins	20 000	-	-	20 000
M Hayne	22 000	-	-	22 000
W Grady	12 000	-	-	12 000
R Siller	2 000	-	-	2 000

Executive Officers	Basic Emoluments	Non-Cash Benefits	Superannuation	Total
A Horstman	49 886	1 971	4 490	56 347
W Archibald (commenced employ-yment May 2003)	11 538	-	1 038	12 576

The above disclosures relate to both the parent entity and consolidated entity.

Options

No options to acquire shares in the Company have been granted during the financial year and no options were outstanding at the end of the financial year.

Indemnification of officers and auditors

The company has not, during the financial year, in respect of any person who is or has been an officer or auditor of the company or a related body corporate, indemnified or made any relevant agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings.

During the year the consolidated entity paid a premium of $24,951 to insure the directors and officers of the consolidated entity for costs and expenses which may be incurred in defending civil or criminal proceedings that may be brought against the directors and officers in their capacity as directors and officers of entities in the consolidated entity.

Proceedings on Behalf of the Company

No proceedings have been entered into on behalf of the company.

Signed in accordance with a resolution of the Board of Directors:

Director J E Taske

Dated this 22nd day of September, 2003.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ACN 091 192 871

DIRECTORS' DECLARATION

FOR THE YEAR ENDED 30 JUNE 2003

In the opinion of the Directors of Occupational & Medical Innovations Limited:

(a) the accompanying financial statements and notes comply with the Corporations Act 2001, comply with the Accounting Standards and give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date;

(b) at the date of this declaration, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with the resolution of the board of directors.

Director J E Taske

Dated this 22nd day of September, 2003.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ACN 091 192 871

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2003

	NOTE	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Revenue from Ordinary Activities	3	487 217	220 299	91 366	162 907
Expenses from Ordinary Activities	4	(2 957 742)	(2 794 508)	(466 544)	(651 496)
Borrowing Cost Expenses		(10 281)	(4 322)	-	-
Profit/(loss) from ordinary activities before income tax expenses		(2 480 806)	(2 578 531)	(375 178)	(488 589)
Income tax (expense)/benefit relating to ordinary activities	5	288 770	-	-	-
Net profit (loss)		(2 192 036)	(2 578 531)	(375 178)	(488 589)
Total revenue, expenses and valuation adjustments recognised directly in equity	15	(93 284)	-	(93 284)	-
Total changes in equity other than those resulting from transactions with owners as owners		(2 285 320)	(2 578 531)	(468 462)	(488 589)
Basic earnings per share	17	(8.57) cents	(10.17) cents		

The above Statement of Financial Performance should be read in conjunction with the attached notes.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ACN 091 192 871

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2003

	NOTE	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Current Assets					
Cash assets	27(i)	3 754 846	2 268 701	3 712 418	2 242 393
Receivables	6	78 368	22 852	3 515 917	2 205 328
Other	7	10 577	125 357	10 000	300
Total Current Assets		3 843 791	2 416 910	7 238 335	4 448 021
Non-Current Assets					
Property, plant and equipment	8	359 789	173 225	142	215
Other financial assets	9	-	-	16 564 639	16 564 639
Intangible assets	10	16 504 052	17 486 902	2 840 114	3 009 328
Other	11	962 803	924 425	150 893	150 893
Total Non-Current Assets		17 826 644	18 584 552	19 555 788	19 725 075
Total Assets		21 670 435	21 001 462	26 794 123	24 173 096
Current Liabilities					
Payables	12	45 671	51 707	7 897	28 408
Interest bearing liabilities	13	14 240	154 039	-	-
Provisions	14	45 026	43 074	-	-
Total Current Liabilities		104 937	248 820	7 897	28 408
Non-Current Liabilities					
Interest bearing liabilities	13	27 614	41 858	-	-
Provisions	14	5 440	3 020	-	-
Total Non-Current Liabilities		33 054	44 878	-	-
Total Liabilities		137 991	293 698	7 897	28 408
NET ASSETS		**21 532 444**	**20 707 764**	**26 786 226**	**24 144 688**
Equity					
Contributed equity	15	28 063 813	25 047 097	28 063 813	25 047 097
Retained profits/(accumulated losses)	16(a)	(6 531 369)	(4 339 333)	(1 277 587)	(902 409)
TOTAL EQUITY		**21 532 444**	**20 707 764**	**26 786 226**	**24 144 688**

The above Statement of Financial Position should be read in conjunction with the attached notes.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ACN 091 192 871

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2003

	Note	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Cash Flows from Operating Activities					
Receipts from customers		377 525	105 944	-	70 134
Payments to suppliers and employees		(1 673 881)	(1 946 499)	(1 635 531)	(1 908 107)
Interest received		69 243	136 388	65 145	135 657
R&D concession refund		288 770	-	-	-
Borrowing costs paid		(10 281)	(4 322)	-	-
GST recovered		85 045	92 384	23 695	28 705
Net cash provided by/(used in) operating activities	27(ii)	(863 579)	(1 616 105)	(1 546 691)	(1 673 611)
Cash Flows from Investing Activities					
Payments for property, plant & equipment		(265 455)	(71 332)	-	-
Proceeds from sale of plant & equipment		-	40 334	-	-
Payments for other non-current assets		(247 494)	(171 956)	-	(26 411)
Payments for intangibles		-	(3 510)	-	-
Net cash provided by/(used in) investing activities		(512 949)	(206 464)	-	(26 411)
Cash Flows from Financing Activities					
Proceeds of borrowings		-	134 666	-	-
Repayments of borrowings		(154 043)	-	-	-
Proceeds from share issue		3 110 000	-	3 110 000	-
Capital raising costs		(93 284)	-	(93 284)	-
Net cash provided by/(used in) financing activities		2 862 673	134 666	3 016 716	-
Net increase/(decrease) in cash held		1 486 145	(1 687 903)	1 470 025	(1 700 022)
Cash at the beginning of the financial year		2 268 701	3 956 604	2 242 393	3 942 415
CASH AT THE END OF THE FINANCIAL YEAR	27(i)	**3 754 846**	**2 268 701**	**3 712 418**	**2 242 393**

The above Statements of Cash Flows should be read in conjunction with the attached notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report which has been drawn up in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, the Urgent Issues Group Consensus Views and the Corporations Act 2001.

The financial report has been prepared on the basis of historical costs.

(a) Recoverable Amounts

The carrying amounts of non-current assets do not exceed the net amounts that are expected to be recovered through the cash inflows and outflows arising from the continued use and subsequent disposal of the assets. The expected net cash flows included in determining the recoverable amounts have not been discounted to their present value.

(b) Principles of Consolidation

The consolidated financial report combines the financial reports of Occupational & Medical Innovations Limited (parent entity) and all its controlled entities (refer note 25).

The effects of all transactions between entities in the consolidated entity have been eliminated.

(c) Income Tax

Income tax has been brought to account using a method of tax effect accounting whereby income tax expense for the period is calculated on the accounting profit after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between that profit and the taxable income. The tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expense in periods different from those in which they are assessable or allowable for income tax purposes, are represented in the balance sheet as "future income tax benefits" or "provisions for deferred income tax", as the case may be at current tax rates. A future income tax benefit is only carried forward as an asset where realisation of the benefit can be regarded as being assured beyond reasonable doubt.

(d) Property, Plant and Equipment

Plant and equipment is stated in the financial statements at cost. All plant and equipment are depreciated over their estimated useful lives using the straight line method commencing from the time the assets are held ready for use. The average depreciation rates per class of asset are as follows:

	%
Motor vehicles	22.5 (diminishing value)
Computer equipment	33.3 (straight line)
Office equipment	20-40 (diminishing value)
Manufacturing equipment	20-40 (diminishing value)

(e) Employee Entitlements

The following liabilities arising in respect of employee entitlements are measured at their nominal amounts:

- Wages and salaries and annual leave regardless whether they are expected to be settled within twelve months of balance date; and
- Other employee entitlements which are expected to be settled within twelve months of balance date.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *Cont'd*

(e) **Employee Entitlements (cont'd)**

All other employee entitlements, including long service leave, are measured at the present value of estimated future cash outflows in respect of services provided up to balance date. Liabilities are determined after taking into consideration estimated future increases in wages and salaries and past experience regarding staff departures. Related on costs are included.

(f) **Revenue Recognition**

Revenue from the sale of goods is recognised when control of the goods has passed to the buyer, the amount of revenue can be measured reliably and it is probable that it will be received by the consolidated entity.

(g) **Intangibles**

Patents are brought to account at cost and amortised using the straight-line method over 20 years.

(h) **Deferred Research and Development Costs**

Deferred research and development costs are brought to account at cost and amortised using the straight line method over the expected life of each product commencing from the date of commercial production/licensing. The carrying value of unamortised research and development costs are reviewed annually with costs on projects not considered recoverable written off.

(i) **Payables**

Accounts payable represent the principle amounts outstanding at balance date. Accounts payable are normally settled on 30 day terms and are non-interest bearing.

(j) **Receivables**

Trade accounts receivable and other receivables represent the principal amounts due at balance date. Trade accounts receivable are non-interest bearing and are normally settled on 30 day terms.

(k) **Interest Bearing Liabilities**

Interest bearing liabilities are recognised in the financial statements on the basis of nominal amounts outstanding plus accrued interest.

(l) **Net Fair Values**

The carrying amount of financial assets and liabilities recorded in the financial statements are stated at net fair value unless otherwise stated. The net fair value of assets is the amount that could be received on disposal less any costs of disposal. The net fair value of liabilities is the amount that could be paid to extinguish the debt, plus any costs of extinguishment.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *Cont'd*

(m) Borrowing Costs

Borrowing costs are recognised as an expense in the period which they are incurred.

(n) Credit Risk

Maximum credit risk exposure of financial assets is represented by the carrying amounts in the Statement of Financial Position. The consolidated entity has no significant concentration of credit risk with any single counterparty or group of counterparties.

(o) Leases

Operating lease payments are charged to expense on a basis which is representative of the pattern of benefits derived from the leased property.

	Consolidated		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
2. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES				
The following items have been recognised in the profit/(loss) from ordinary activities:				
Depreciation/Amortisation of non-current assets:				
Plant and Equipment	78 891	83 228	73	147
Patents	982 850	974 644	169 215	169 215
	1 061 741	1 057 872	169 288	169 362
Operating lease rental expense	51 600	51 600	-	-
Net gain on sale of non-current assets	-	4 920	-	-
3. REVENUES FROM ORDINARY ACTIVITIES				
Operating revenue:				
Rendering of Services	380 368	8 782	-	-
Non-operating revenue:				
Interest	95 464	136 388	91 366	135 657
Proceeds on sale of non-current assets	-	40 334	-	-
Grants	-	27 250	-	27 250
Other	11 385	7 545	-	-
	487 217	220 299	91 366	162 907
4. EXPENSES FROM ORDINARY ACTIVITIES				
Classification of expenses by nature:				
Employee costs & Directors Fees	748 730	716 640	111 545	146 815
Depreciation	49 450	56 652	73	147
Accounting	21 593	64 277	14 433	53 166
Amortisation	1 012 291	1 001 220	169 215	169 215
Consulting fees	187 711	221 016	85 951	164 209
Insurance	152 013	110 112	13 262	6 006
Legal costs	129 708	32 746	9 010	27 125
Listing fees	52 944	31 204	52 944	31 204
Travel	57 057	85 568	-	12 601
Research & Development	209 116	135 471	-	-
Patent fees	76 079	-	-	-
Rent	51 600	51 600	-	-
Other expenses from ordinary activities	209 450	288 002	10 111	41 008
	2 957 742	2 794 508	466 544	651 496

	Consolidated		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
5. INCOME TAX				
The amount provided in respect of income tax differs from the amount prima facie payable on operating profit. The difference is reconciled as follows:				
Prima facie tax benefit on operating profit (calculated at 30% 2002: 30%)	(657 611)	(773 559)	(112 553)	(146 577)
Tax effect of permanent differences:				
Amortisation of patents	294 855	292 140	50 765	50 765
Other non deductible items	5 923	10 514	2 703	8 138
FITB not brought to account	356 833	470 905	59 085	87 674
R&D concession refund	(288 770)	-	-	-
	(288 770)	-	-	-

Potential future income tax benefits at 30% (2002: 30%) attributable to tax losses and timing differences carried forward amounting to $829 484 (2002: $763,980) (consolidated entity) and $253 065 (2002: $193,979) (parent entity) have not been brought to account because directors do not believe it is appropriate to regard realisation of the future income tax benefit as virtually certain. These benefits will only be obtained if:

(a) The consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction of the loss to be realised;
(b) The consolidated entity continues to comply with the conditions for deductibility imposed by law: and
(c) No changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deduction for the loss.

Dividend imputation:

The balance of the franking account of the consolidated entity and parent entity at the end of the year was Nil.

No dividends were paid during the year.

6. RECEIVABLES

	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Trade accounts receivable	8 746	22 852	-	3 228
Interest receivable	26 221	-	26 221	-
Non-trade accounts receivable from subsidiaries (of the parent entity) in the wholly owned group	-	-	3 473 100	2 202 100
Other	43 401	-	16 596	-
	78 368	22 852	3 515 917	2 205 328

7. OTHER CURRENT ASSETS

	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Prepayments	177	124 957	-	-
Other	10 400	400	10 000	300
	10 577	125 357	10 000	300

	Consolidated		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
8. PROPERTY, PLANT & EQUIPMENT				
Plant & Equipment at cost	502 070	241 281	548	548
Accumulated Depreciation	(142 281)	(92 831)	(406)	(333)
	359 789	148 450	142	215
Leasehold Improvements at Cost	80 429	75 763	-	-
Accumulated Amortisation	(80 429)	(50 988)	-	-
	-	24 775	-	-
	359 789	173 225	142	215
MOVEMENTS DURING THE YEAR:				
Plant & Equipment:				
Beginning of the year	148 450	173 894	215	362
Additions	260 789	66 622	-	-
Disposals	-	(35 414)	-	-
Depreciation	(49 450)	(56 652)	(73)	(147)
	359 789	148 450	142	215
Leasehold Improvements;				
Beginning of the year	24 775	46 641	-	-
Additions	4 666	4 710	-	-
Amortisation	(29 441)	(26 576)	-	-
	-	24 775	-	-

9. OTHER FINANCIAL ASSETS

Investment in controlled entities - at cost	-	-	16 564 639	16 564 639

10. INTANGIBLES

Patents at cost	19 654 009	19 654 009	3 381 699	3 381 699
Accumulated amortisation	(3 149 957)	(2 167 107)	(541 585)	(372 371)
	16 504 052	17 486 902	2 840 114	3 009 328

The directors have determined that patents and associated deferred research and development costs (note 11) totalling $17 466 855 (2002: $18 411 327) are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful sale of products/licensing of patents and/or sale of the patents.

The consolidated entity currently have in place an agreement with Persona Medical, a division of American Safety Razor Company, for the exclusive distribution of its Safety Scalpel throughout USA, Canada, the Caribbean and Mexico. The agreement provides for minimum sales volumes over the first 5 years of the agreement of $6.25M. The first order under this agreement for in excess of $250 000 was received in May 2003 and will be supplied following receipt of FDA approval expected by October 2003.

10. INTANGIBLES (CONT'D)

The consolidated entity has entered into an agreement with B Braun Australia for the sale and distribution of the OMI needle free access value. Terms of the five year agreement provide for minimum sales volumes of $11.8M over 5 years. The agreement is subject to satisfactory clinical trials and finalisation of a number of terms. The consolidated entity has on 23 June 2003 entered into a manufacturing agreement with VitalCare Group Inc. in relation to the manufacture of the product for supply to B Braun Australia. The consolidated entity is awaiting FDA approval for this product.

The consolidated entity continues negotiations with interested parties in relation to other products however has not at the date of this report entered into any binding arrangements in relation to such products.

At the date of this report the reliability of the expected cash flows is dependent upon the receipt of FDA approval and satisfactory performance of the abovementioned contracts and other negotiations in respect of the consolidated entity's products and represents an inherent uncertainty as to the recoverable amount of the patents. Accordingly no adjustment has been made to the carrying value as represented by the cost of the patents and deferred research and development costs net of accumulated amortisation. The possible effects on the financial report if the outcome of this uncertainty were known may be material.

	Consolidated		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
11. OTHER NON-CURRENT ASSETS				
Deferred research and development costs	962 803	924 425	150 893	150 893
	962 803	924 425	150 893	150 893
Opening balance	924 425	752 469	150 893	124 482
Additions	247 494	307 427	-	26 411
Amounts written off	(209 116)	(135 471)	-	-
Closing balance	962 803	924 425	150 893	150 893
12. PAYABLES (CURRENT)				
Trade accounts payable and accruals (unsecured)	45 671	51 707	7 897	28 408
	45 671	51 707	7 897	28 408
13. INTEREST BEARING LIABILITIES				
Current:				
Loans – hire purchase (secured)	14 240	154 039	-	-
Non-current:				
Loans – hire purchase (secured)	27 614	41 858	-	-

Hire purchase liabilities are fully secured by applicable hire purchase asset.

	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
14. PROVISIONS				
Current:				
Employee entitlements	45 026	43 074	-	-
Non-Current:				
Employee entitlements	5 440	3 020	-	-
Aggregate employee entitlements	50 466	46 094	-	-

The consolidated entity had 15 (2002: 9) full time or full time equivalent employees at 30 June 2003.

15. CONTRIBUTED EQUITY

Issued shares:				
26 353 726 (2002: 25 353 726) Ordinary shares	28 063 813	25 047 097	28 063 813	25 047 097
Shares issued during the period:				
Opening balance	25 047 097	25 047 097	25 047 097	25 047 097
1,000,000 ordinary shares issued at $3.11 cash consideration	3 110 000	-	3 110 000	-
Share issue costs	(93 284)	-	(93 284)	-
	28 063 813	25 047 097	28 063 813	25 047 097

Ordinary shares have equal rights to vote, participate in dividends and share in the distribution of surplus assets in the event of the entity winding up.

16. RETAINED PROFITS & TOTAL EQUITY

a) Retained profits/(accumulated losses)

Balance at beginning of year	(4 339 333)	(1 760 802)	(902 409)	(413 820)
Net profit/(loss)	(2 192 036)	(2 578 531)	(375 178)	(488 589)
Balance at end of year	(6 531 369)	(4 339 333)	(1 277 587)	(902 409)

b) Total equity

Balance at beginning of year	20 707 764	23 286 295	24 144 688	24 633 277
Total changes in equity recognised in the Statement of Financial Performance	(2 285 320)	(2 578 531)	(468 462)	(488 589)
Transactions with owners as owners:				
- contributions of equity	3 110 000	-	3 110 000	-
Balance at end of year	21 532 444	20 707 764	26 786 226	24 144 688

	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
17. EARNINGS PER SHARE				
Basic Earnings per Share	(8.57) cents	(10.17) cents		
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	25 572 904	25 353 726		
Net profit/(loss) used in calculating basic earnings per share	(2 192 036)	(2 578 531)		
Diluted earnings per share is not applicable as there are no potential ordinary shares				
18. AUDITORS' REMUNERATION				
Audit of financial reports	13 000	12 000	13 000	12 000
Other services	15 026	52 775	15 026	52 775
	28 026	64 775	28 026	64 775
19. DIRECTORS' REMUNERATION				
Income paid or payable, or otherwise made available, to directors by the parent entity or by any related party:			270 084	328 317
To all directors of each entity in the consolidated entity by the entities of which they are directors or by any related party:	270 084	328 317		
Number of directors of the parent entity whose total income falls within the following bands are as follows:				
$0 - $9,999			1	-
$10,000 - $19,999			1	1
$20,000 - $29,999			2	3
$30,000 - $39,999			1	1
$170,000 - $179,999			1	-
$210,000 - $219,999			-	1

The names of directors in office during the year are disclosed in note 24(iii).

	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
20. EXECUTIVES' REMUNERATION				
Aggregate remuneration of all executive officers whose remuneration exceeds $100,000 (including remuneration from related parties in connection with the management of the affairs of the parent entity or any of its subsidiaries)	178 084	210 397	178 084	210 397

	Consolidated		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
20. EXECUTIVES' REMUNERATION (Cont'd)				
Numbers of executive officers whose total remuneration exceeds $100,000:				
$170,000 - $179,000	1	-	1	-
$210,000 - $219,999	-	1	-	1

21. ULTIMATE PARENT ENTITY

The ultimate parent entity is Occupational & Medical Innovations Limited.

22. SEGMENT INFORMATION

The consolidated entity operates predominantly in one business segment being the development of safety equipment used in the medical industry.

The consolidated entity operates predominantly in one geographical segment, being Australia.

23. CREDIT RISK EXPOSURE

The maximum credit risk exposure of financial assets is represented by the carrying amount of assets recognised in the balance sheet net of any provisions for losses. The consolidated entity had no significant concentration of credit risk with any single counter party or group of counter parties.

24. RELATED PARTY TRANSACTIONS

(i) Transactions with directors and their director-related entities during the year on normal commercial terms.

(a) Legal fees paid to Nicholson's Solicitors, a firm associated with Mr Hayne, totalling $138,263 (2002: $71,602).

(b) Vehicle servicing costs paid to Motorama Group, a company of which Mr W Grady is a director, totalling $1,880 (2002: 3,443).

(c) Acquisition in the prior financial year of a Motor Vehicle from the Motorama Group, a company of which Mr W Grady is a director of at a cost of $51,558.

(d) Secretarial and other services provided by Equity Results Pty Ltd, a company associated with Mr D Jenkins totalling $78,400 (2002: $61,641).

(e) Wages paid to relatives of Mr B Kiehne totalling $30 717 (2001: $41,334).

(ii) Transactions within the wholly-owned group

All transactions within the wholly-owned group have been eliminated.

24. RELATED PARTY TRANSACTIONS (cont'd)

(iii) Directors Holding Office

Names of Directors holding office during the current and prior financial year are:

J Taske
W Grady (Resigned January 2003)
B Kiehne
D Jenkins
M Hayne
R Siller (Resigned December 2002)

(iv) Aggregate Shares held by directors or any of their related entities in Occupational & Medical Innovations Limited:

	2003	2002
Ordinary Shares	14 705 510	15 486 277

(v) Aggregate Shares acquired or disposed by directors or any of their related entities in Occupational & Medical Innovations Limited (excluding on market transactions):

	2003	2002
Ordinary shares acquired	-	-
Ordinary shares disposed	-	-

(vii) Information of remuneration of directors is set out in Note 19.

25. CONTROLLED ENTITIES

Controlled Entities of Occupational & Medical Innovations Limited	Country of Incorporation	Percentage of Shares Held
OMI Research Pty Ltd	Australia	100%
Jireh Tech Pty Ltd	Australia	100%
OMI Inc	USA	100%
OMI Manufacturing Pty Ltd	Australia	100%
OMI Properties Pty Ltd	Australia	100%

Controlled entity acquired in the year ended 30 June 2003

OMI Properties Pty Ltd was incorporated on 3 June 2003 at a cost of $954.50. The company has not traded since incorporation.

26. FINANCIAL INSTRUMENTS

The consolidated entity manages its exposure to interest rate fluctuations through a formal set of policies and procedures approved by the board. The consolidated entity does not engage in any significant transactions which are speculative in nature.

Exposures of the consolidated entity to interest rate risk on financial assets and liabilities are summarised as follows:

2003

		Fixed Interest Rate Maturing				
	Non-Interest Bearing $	1 Year or Less $	1 to 5 Years $	Floating Interest Rate $	Total $	Weighted average effective interest rate
Financial Assets:						
Cash	10	3 576 229	-	178 607	3 754 846	4.37%
Receivables	78 368	-	-	-	78 368	-
	78 378	3 576 229	-	178 607	3 833 214	
Financial Liabilities:						
Trade accounts payable	45 671	-	-	-	45 671	-
Loans – other	-	14 240	27 614	-	41 854	8.70%
	45 671	14 240	27 614	-	87 525	
Net Financial Assets/(Liabilities)	32 707	3 561 989	(27 614)	178 607	3 745 689	

2002

		Fixed Interest Rate Maturing				
	Non-Interest Bearing $	1 Year or Less $	1 to 5 Years $	Floating Interest Rate $	Total $	Weighted average effective interest rate
Financial Assets:						
Cash	10	1 975 809	-	292 882	2 268 701	4.02%
Receivables	22 852	-	-	-	22 852	-
	22 862	1 975 809	-	292 882	2 291 553	
Financial Liabilities:						
Trade accounts payable	51 707	-	-	-	51 707	-
Loans - other	-	154 039	41 858	-	195 897	5.91%
	51 707	154 039	41 858	-	247 604	
Net Financial Assets/(Liabilities)	(28 845)	1 821 770	(41 858)	292 882	2 043 949	

27. NOTES TO STATEMENTS OF CASH FLOWS

(i) For the purposes of the Statements of Cash Flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the year as shown in the Statement of Cash Flows, is reconciled to the related items in the balance sheet as follows:

	Consolidated		Parent Entity	
	2003 $	2002 $	2003 $	2002 $
Cash on Hand	10	10	10	10
Cash at Bank	178 607	292 882	136 179	266 574
Cash on Deposit	3 576 229	1 975 809	3 576 229	1 975 809
	3 754 846	2 268 701	3 712 418	2 242 393

(ii) Reconciliation of Net Cash Provided by Operating Activities to Operating Profit After Income Tax

Profit/(loss) from ordinary activities after income tax	(2 192 036)	(2 578 531)	(375 178)	(488 589)
Depreciation/amortisation of plant & equipment	78 891	83 228	73	147
Amortisation of intangibles	982 850	974 644	169 215	169 215
Movement in interest receivable	(26 221)	-	(26 221)	-
Gain on sale of non-current assets	-	(4 920)	-	-
Write down in research & development costs	209 116	-	-	2 754
Changes in assets and liabilities:				
Trade creditors	(6 036)	(34 734)	(20 511)	(23 244)
Other current assets	(10 000)	48 470	(10 000)	-
Receivables	(6 537)	10 138	-	40 159
Prepayments	124 780	(124 957)	300	(300)
Provision for employee entitlements	4 372	19 365	-	-
GST clearing	(22 758)	(8 808)	(13 369)	(1 296)
Loans – related corporations	-	-	(1 271 000)	(1 372 457)
	(863 579)	(1 616 105)	(1 546 691)	(1 673 611)

(iii) Loan Facilities

Loans – other:				
Used	41 854	195 897	-	-
Unused	-	-	-	-
Total Facility	41 854	195 897	-	-
Included in Loans – other are:				
Hire purchase liabilities	41 854	59 908	-	-
Unsecured loans	-	135 989	-	-
	41 854	195 897	-	-

28. COMMITMENTS FOR EXPENDITURE

	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Operating leases				
Minimum lease payments under non-cancellable operating leases according to the time expected to elapse to the expected date of payment				
Not later than one year	-	51 600	-	-

OMI Ltd has exercised its option to renew the lease subject to satisfactory terms and conditions being negotiated and is also negotiating the acquisition of the premises for market value (which has been valued by independent parties at $550,000 to $693,300).

	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Hire purchase				
Minimum payments under hire purchase agreements due:				
Not later than one year	17 265	22 300	-	-
Later than one year and not later than five years	30 926	48 189	-	-
	48 191	70 489	-	-
Future finance charges:				
Not later than one year	(3 024)	(4 246)		
Later than one year and not later than five years	(3 313)	(6 335)	-	-
Hire purchase liability	41 854	59 908	-	-

Hire purchase liabilities relate to the acquisition of motor vehicles.

29. CONTINGENT LIABILITY

A former employee has commenced an action against the company for unfair dismissal claiming unspecified damages. The directors believe the claim is without foundation and are defending the action. The directors do not believe any liability will arise as a result of the action.

30. PRINCIPAL PLACE OF BUSINESS

Occupational &Medical Innovations Ltd is a listed public company incorporated in Australia with its registered office and principal place of business at Unit 1/12 Booran Drive, Slacks Creek, Queensland. The principal activities of the company are disclosed in the directors' report.

31. EVENTS SUBSEQUENT TO BALANCE DATE

There are no matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the company and consolidated entity, the results of those operations or the state of affairs of the company and consolidated entity in future financial years other than the appointment of Mr L. Litzow as a director of the company in July 2003.

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ACN 091 192 871

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Occupational & Medical Innovations Limited and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing and Assurance Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

We read the other information in the annual report to determine whether it contained any material inconsistencies with the financial report.

Audit opinion

In our opinion, the financial report of Occupational & Medical Innovations Limited is in accordance with:

(a) The Corporations Act 2001, including:

   (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Inherent Uncertainty Regarding The Recoverable Amount of Patents

Without qualification to the opinion expressed above, attention is drawn to the following matter.

As disclosed in note 10 to the financial statements The directors have determined that patents and associated deferred research and development costs (note 11) totalling $17 466 855 (2002: $18 411 327) are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful sale of products/licensing of patents and/or sale of the patents.

The consolidated entity currently have in place an agreement with Persona Medical, a division of American Safety Razor Company, for the exclusive distribution of its Safety Scalpel throughout USA, Canada, the Caribbean and Mexico. The agreement provides for minimum sales volumes over the first 5 years of the agreement of $6.25M. The first order under this agreement for in excess of $250 000 was received in May 2003 and will be supplied following receipt of FDA approval expected by October 2003.

The consolidated entity has entered into an agreement with B Braun Australia for the sale and distribution of the OMI needle free access value. Terms of the five year agreement provide for minimum sales volumes of $11.8M over 5 years. The agreement is subject to satisfactory clinical trials and finalisation of a number of terms. The consolidated entity has on 23 June 2003 entered into a manufacturing agreement with VitalCare Group Inc. in relation to the manufacture of the product for supply to B Braun Australia. The consolidated entity is awaiting FDA approval for this product.

The consolidated entity continues negotiations with interested parties in relation to other products however has not at the date of this report entered into any binding arrangements in relation to such products.

At the date of this report the reliability of the expected cash flows is dependent upon the receipt of FDA approval and satisfactory performance of the abovementioned contracts and other negotiations in respect of the consolidated entity's products and represents an inherent uncertainty as to the recoverable amount of the patents. Accordingly no adjustment has been made to the carrying value as represented by the cost of the patents and deferred research and development costs net of accumulated amortisation. The possible effects on the financial report if the outcome of this uncertainty were known may be material.

The carrying value of the patents also provide the basis of support for the recoverable value of the investments in controlled entities recorded in the parent entity at $16,564,639 (2002: $16,564,639).

PKF
A Brisbane Partnership
Chartered Accountants

R Q Cole
Partner

Dated at Brisbane this 22 nd day of September, 2003.

SHAREHOLDERS INFORMATION

Distribution of Listed Shares as at 31 August 2003.

Ordinary Shares

1 – 1,000	492 976
1,001 – 5,000	2 814 026
5,001 – 10,000	1 628 439
10,001 – 100,000	4 351 237
100,001 and over	17 067 048
	26 353 726

There are 30 shareholders who hold less than a marketable parcel of ordinary shares in the company. The 20 largest shareholders hold 66.2% of the ordinary shares issued in the company.

Voting Rights

Ordinary shares carry voting rights of one vote per share.

Twenty Largest Shareholders

The names of the 20 largest holders of ordinary shares as at 31 August 2003 are listed below:

Name	No. of Ordinary Shares Held	% of Issued Share Capital
B & V Kiehne	9 079 410	34.45
Critune Pty Ltd	2 924 000	11.10
C B Nurcombe Engineering Pty Ltd	1 092 400	4.15
Dynex Holdings Limited	435 153	1.65
K Taske	419 900	1.59
M Walker	419 900	1.59
Australian Mutual Growth Fund Pty Ltd	370 000	1.40
J Taske	344 900	1.31
L Griffiths	344 359	1.31
D Kiehne	338 900	1.29
L Kiehne	316 400	1.20
Taske Superfund	275 000	1.04
L S Cray	242 076	0.92
Smart Secretarial Services Ltd	200 000	0.76
Li-He Hong	159 650	0.61
M Terranova	105 000	0.40
Trust Company of Australia	100 000	0.38
Ink Print Pty Ltd	99 900	0.38
G L Law	90 976	0.35
P G Millican	88 500	0.34
TOTAL	**17 446 424**	**66.22**

Share Registry

Computershare Investor Services Pty Limited
Level 32, Central Plaza One
345 Queen Street
BRISBANE QLD 4000
PH (07) 3237 2100
Fax (07) 3229 9860

Substantial Shareholders as at 31 August 2003

B Kiehne	9 079 410
Critune Pty Ltd	2 924 000

Shares in the Company in which Directors have a relevant interest as at 31 August 2003

B Kiehne	9 079 410
J Taske	669 900
D Jenkins	370 000
M Hayne	81 000

Restricted Securities

There are no restrictions on securities.

Current On-market Buy Back

There is no current on-market buy-back in place.

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

29 September 2003

CORRECTION TO PREVIOUS ANNOUNCEMENT

The Appendix 3Y lodged on 3 September 2003 contained a typographical error in relation to the number of securities held after change. The correct number of securities held after change is 8,919,410. An amended Appendix 3Y is attached.

Bruce Kiehne
Managing Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Occupational & Medical Innovations Limited**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce Leigh KIEHNE
Date of last notice	30/06/03

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18/09/03
No. of securities held prior to change	9,079,410
Class	Ordinary Shares
Number acquired	Nil
Number disposed	160,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$458,000
No. of securities held after change	8,919,410

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Correction to previous announcement. Off-market trade.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Occupational & Medical Innovations Ltd**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce Leigh KIEHNE
Date of last notice	03/09/03

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	24/09/03
No. of securities held prior to change	8,919,410
Class	Ordinary Shares
Number acquired	Nil
Number disposed	360,715
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,000,000
No. of securities held after change	8,558,695

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Donations to Charities & off-market transfers.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Occupational & Medical Innovations Limited**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lawrence James Litzow
Date of last notice	N/A

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by Superannuation Fund
Date of change	25/09/03
No. of securities held prior to change	Nil
Class	Ordinary Shares
Number acquired	10,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$35,000
No. of securities held after change	10,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

OMI LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

29 SEPTEMBER 2003

AUSTRALIAN DISTRIBUTOR APPOINTED FOR SAFETY SCALPEL

Occupational & Medical Innovations Limited (OMI) is pleased to announce that it has signed a five year distribution agreement with Device Technologies Australia Pty Ltd to distribute the OMI Safety Scalpel throughout Australia and New Zealand.

The Safety Scalpel is listed on the Register of Therapeutic Goods by the Therapeutic Goods Administration (TGA) and has met all regulatory requirements. The OMI branded Safety Scalpel will be available on the Australian and New Zealand markets in October 2003.

Device Technologies Australia Pty Ltd is a specialist distributor of medical device consumables and was established in 1992. The company employs over 130 personnel throughout Australia & New Zealand and has sales offices in every Australian State, and in Auckland, New Zealand.

The agreement with Device Technologies Australia Pty Ltd follows on from OMI's agreement with the American Safety Razor Company to distribute the Safety Scalpel throughout North America. The Food & Drug Administration (FDA) have recently cleared the Safety Scalpel for sale on the US market, with the first order expected to be delivered in the coming weeks.

Bruce Kiehne
Managing Director